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                          January 25, 2023

       Norma Chu
       Chief Executive Officer
       DDC Enterprise Ltd
       Room 3-6, 4/F, Hollywood Center
       233 Hollywood Road
       Sheung Wan, Hong Kong

                                                        Re: DDC Enterprise Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted January
9, 2023
                                                            CIK No. 0001808110

       Dear Norma Chu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amended Draft Registration Statement

       Cover Page

   1. We note your response to comment 1 and your statement that "As of April 2022, all such contractual
arrangements with the VIEs have been terminated." Please revise to clarify that only the
contractual arrangements with Shanghai Weishi Information Technology
                                                        Co., Ltd., Shanghai
City Modern Agriculture Development Co., Ltd., Shanghai City
                                                        Vegetable Production
and Distribution Co-op, Shanghai Jiapin Vegetable Planting Co-op,
                                                        Shanghai Jiapin
Ecological Agriculture Co-op have been terminated as of April 2022.
                                                        Please make
corresponding changes throughout the prospectus.
 Norma Chu
DDC Enterprise Ltd
January 25, 2023
Page 2
Prospectus Summary
Business Model, page 1

2. We note your disclosure in response to comment 5. Please revise your disclosure on page
         2 to state that your independent auditor has raised substantial doubt as to your ability to continue as a going concern.
Corporate History and Structure, page 8

3. We note your disclosure on page 9 regarding the Mengwei VIE. Identify clearly the entity in which investors are purchasing their interest and the entity(ies)
in which the company   s
         operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the
         VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.
Requisite Licenses and Approvals for Our Operations, page 13

4.       Please specify which VIEs are reflected in the tables.
Transfer of Cash Through our Organization, page 17

5. Please revise your disclosure to state that the Cayman Islands holding company controls
       and receives the economic benefits of the VIE   s business operations
through contractual
       agreements between the VIE and your Wholly Foreign-Owned Enterprise
(WFOE) and
       that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE.
       Accordingly, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your
FirstName LastNameNorma Chu
       disclosure should clarify that you are the primary beneficiary of the VIE for accounting
Comapany    NameDDC
       purposes.   PleaseEnterprise  Ltd if true, that the VIE agreements have not been tested in a
                          also disclose,
Januarycourt  of law.
         25, 2023  Page 2
FirstName LastName
 Norma Chu
FirstName  LastNameNorma  Chu
DDC Enterprise  Ltd
Comapany
January 25,NameDDC
            2023     Enterprise Ltd
January
Page 3 25, 2023 Page 3
FirstName LastName
Risk Factors
Risks Related to Doing Business in China and Hong Kong, page 53

6. Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.
Use of Proceeds, page 79

7. We note your revisions in response to comment 18. Please provide the total balance of the loan to be repaid. Disclose the interest rate and maturity of the indebtedness and, if the indebtedness was incurred within the past year, describe the uses to which the proceeds of such indebtedness were put.
Index to the Consolidated Financial Statements, page F-1

8. Pursuant to Item 8.A.4 of Form 20-F, please provide audited financial statements that are no more than twelve months old. Alternatively, to the extent you meet the 15-month criteria outlined in Instruction 2. to Item 8.A.4, please file the necessary representations as an exhibit to the registration statement.
       You may contact Ernest Greene at 202-551-3733 or Kevin Woody at 202-551-3629 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Manufacturing
cc:      Lawrence Venick